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                    June 6, 2024

       Gyuheyn Jeon
       Chief Executive Officer
       Reelcause Inc.
       4760 S. Pecos Road, Suite 103
       Las Vegas, NV 89121

                                                        Re: Reelcause Inc.
                                                            Amendment No. 1 to
                                                            Registration
Statement on Form 10-12G
                                                            Filed February 29,
2024
                                                            File No. 000-56627

       Dear Gyuheyn Jeon:

              We issued comments on the above captioned filing on March 12, 2024. On May 14,
       2024, we issued a follow-up letter informing you that comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

                As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

             Please contact Catherine De Lorenzo at 202-551-3772 or Pam Long at 202-551-
       3765 with any questions.




                    Sincerely,


                    Division of Corporation Finance

                    Office of Real Estate & Construction
       cc:                                              William B. Barnett,
Esq.